116 Huntington Avenue

Boston, MA 02116

August 5, 2008

BY EDGAR AND BY FAX (202) 772-9205

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel Robert S. Littlepage, Jr. Melissa Hauber

Re:	American Tower Corporation (File No.: 001-14195)

Form 10-K for Fiscal Year Ended December 31, 2007, filed March 14, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), this letter provides a summary of information and schedules submitted to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by email in response to the oral comments conveyed by the Staff and discussed with the Staff by telephone on July 2, 2008 and July 25, 2008 concerning the Company’s response letter dated June 2, 2008 to comments submitted to American Tower by the Staff in a letter dated May 20, 2008 (the “Letter”) relating to American Tower’s annual report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) and quarterly report on Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”). For your convenience, we have briefly summarized the substance of the Staff’s oral comments, followed in each case by our response.

1.	We note that you recognized an income tax benefit of $41.7 million during the three and nine months ended September 30, 2007 related to state deferred tax assets, as discussed in Note 2 to the financial statements included in your Form 10-Q for the quarter ended September 30, 2007. Please clarify how the recognition of this income tax benefit relates to the disclosure in Note 2 to the financial statements included in your Form 10-K for the year ended December 31, 2007 that you recognized an income tax benefit of $27.6 million for the year ended December 31, 2007.

RESPONSE:

The $41.7 million income tax benefit referred to in Note 2 to the financial statements included in the Form 10-Q for the quarter ended September 30, 2007 related specifically to the reversal of valuation allowances related to state tax net operating losses (“NOL’s”) and state tax attributes from prior years. The $27.6 million income tax benefit referred to in Note 2 to the financial statements included in the Form 10-K reconciles to the total state tax benefit recorded during the year. The 2007 year-end state tax benefit is inclusive of the full year’s activity including the effects of changes in state tax rates, current year temporary differences, final estimates of projected income, conclusions of state tax audits and adjustments related to comparing the completed state tax returns to the state tax provisions for approximately 300 state tax returns completed and filed between September 2007 and December 2007.

Below is a table summarizing the items noted above:

DESCRIPTION	AMOUNT	COMMENT
Recognition of NOLs in the quarter ended 9/30/07	$41.7	Disclosure noted in the 9/30/07 10Q.
		Relates to the total state NOL benefit recognized

NOLs used during year	$(3.7)

2007 annual state tax provision activity:
Deferred state tax portion	$(8.8)
Current state tax portion	$(1.6)

Total state tax benefit	$27.6	Disclosure noted in the 12/31/07 10K

		Relates to the total state tax provision for the year

(the above table is in millions and reflects the state tax benefit net of the federal tax effect)

Proof per 10K tax footnote (page F-18):

Current state tax provision	$-2,531
Deferred state tax benefit	$45,025

Total state tax provision for 2008	$42,494

Federal tax benefit	65%

Total state tax provision net of federal tax effect	$27,621

(the above table is in thousands)

2.	We note your response to comment 2 of our letter dated May 20, 2008. As a follow-up, please provide us with an analysis of your trends in quarterly and year-to-date income from continuing operations and earnings per share for the first two quarters of 2007 in comparison to the first two quarters of 2008. Please provide this information based on your as-reported financial information (i.e., reflecting the recognition of the out-of-period adjustments discussed in your Form 10-K for the year ended December 31, 2007) and on a pro-forma basis, assuming you did not record the prior period adjustments in your Form 10-K.

RESPONSE:

The following table provides an analysis of the Company’s income from continuing operations and diluted earnings per share (“EPS”) from continuing operations for the quarters ended March 31, 2007 and 2008, the quarters ended June 30, 2007 and 2008, and the six-month periods ended June 30, 2007 and 2008. The information is presented “as-reported”, reflecting the Company’s recognition of certain out-of-period adjustments discussed in the Form 10-K, as well as “as-adjusted”, which shows what the effect on income from continuing operations would have been without the Company’s recognition of the out-of-period adjustments.

AMERICAN TOWER CORPORATION

INCOME FROM CONTINUING OPERATIONS ANALYSIS

FOR THE QUARTERS AND YTD ENDED 6/30/07 AND 6/30/08*

(in thousands except for per share amounts)

	QUARTER ANALYSIS				SIX MONTHS ANALYSIS
	Q1’07	Q1’08	Q2’07	Q2’08	Q2’07 YTD	Q2’08 YTD
Income from continuing operations - as reported	$21,080	$42,174	$12,030	$50,683	$33,110	$92,857
Income from continuing operations - as adjusted	$17,469	$42,174	$10,581	$50,683	$28,051	$92,857

Diluted EPS - income from continuing operations - as reported	$0.05	$0.10	$0.03	$0.12	$0.08	$0.23
Diluted EPS - income from continuing operations - as adjusted	$0.04	$0.10	$0.02	$0.12	$0.06	$0.23

*	The original materials submitted to the Staff reflected preliminary financial information for the quarter ended June 30, 2008. The information included herein reflects final financial information for the quarter ended June 30, 2008.

*    *    *    *

In submitting this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very truly yours,

/s/ Jean A. Bua
Jean A. Bua
Chief Financial Officer

cc:	Edmund DiSanto, Esq.

Nathaniel B. Sisitsky, Esq.

American Tower Corporation

Thomas V. Milbury

Deloitte & Touche LLP

Sandra L. Flow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

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